[redacted]

13011020

SEC
Mail Processing
Section

MAR - 1 2013

Washington DC
402

UNITEDSTATES
SECURITIES AND EXCHANGE (
Washington, D.C. 20549

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BD 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PEX Global, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH MERLO (212) 588-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039 - 1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EK 3/8/13

AFFIRMATION

I, Kenneth Merlo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of PEX Global, Inc. for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kenneth Merlo
Title: Chief Compliance Officer

Date: 2-21-13

Sworn to and subscribed before me
This 21 day of February, 2013

Notary Public

PHYLLIS C. SOLOMON
Notary Public, State of New York
No. 02SO4905774
Qualified In New York County
Commission Expires 08/31/2013

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Notes to Financial Statements.
( )	(h)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
( )	(i)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( )	(j)	Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
( )	(k)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2.
( )	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(m)	An Oath or Affirmation.
( )	(n)	A Copy of the Securities Investor Protection Corporation Supplemental Report.
( )	(o)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )	(p)	Independent auditors' report on internal control.
( )	(q)	Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PEX GLOBAL, INC.

DECEMBER 31, 2012

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
PEX Global, Inc.
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PEX Global, Inc. (a "C" corporation) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of PEX Global, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 14, 2013

PEX GLOBAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	67,640
Prepaid expenses		2,293
Security deposits		1,800
	$	71,733

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES:		
Accounts payable and accrued expenses	$	2,591
Note payable - Subordinated Loan		613,203
Total Liabilities		615,794
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S DEFICIT:		
Additional paid-in capital		136,975
Accumulated deficit		(681,036)
Total Stockholder's Deficit		(544,061)
	$	71,733

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
PEX Global, Inc. (the "Company" or "PEX") was incorporated on November 4, 2009, in the State of Delaware. On March 1, 2010, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On October 12, 2010, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As of December 31, 2012, the Company has not engaged in any broker or dealer activity.

Basis of Accounting:
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:
The Company utilizes "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Deferred income taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes: (Continued)
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. No interest and penalties were incurred as of December 31, 2012. At December 31, 2012, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2012 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2012 through February 14, 2013, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NOTE PAYABLE - SUBORDINATED LOAN:

On October 14, 2010, the Company entered into a subordinated loan agreement for equity capital with PEX Global, LTD, a related party through common ownership, in the amount of $518,112, payable on October 14, 2014, and bearing interest at 8.25% per annum. Interest accrued through the year ended December 31, 2012, amounted to $95,091. This subordinated loan has been accepted by FINRA and is considered a satisfactory subordination agreement pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under this agreement are subordinate to all claims present and future of creditors of the Company arising out of any matter occurring prior to October 14, 2014.

NOTE 3 - COMMITMENTS:

The Company is currently leasing its primary office space on a month-to-month basis. The lease requires monthly payments of $900.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012, the Company's net capital is as follows:

Net capital	$ 65,049
Net capital requirement	5,000
Excess Net Capital	$ 60,049
Aggregate indebtedness to net capital	3.98%

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 5 - INCOME TAXES:

The Company has loss carry-forwards which can be used to offset future taxable income. However, management does not believe any of the benefits attributed to the loss carry-forwards to be currently realizable and has recorded a full valuation allowance of approximately $230,000 at December 31, 2012. The loss carry-forwards, which will begin to expire in 2029 through 2031, total approximately $680,000 for federal and state income taxes. Accordingly, the financial statements do not reflect a current and/or deferred charge or benefit.

PEX GLOBAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT